

Mail Stop 3720

April 6, 2009

VIA INTERNATIONAL MAIL AND FAX 011-48-22-828-7566
Mr. Michal Mazurek
Chief Financial Officer
Stream Communications Network & Media Inc.
Goraszewska 6 Street
Warsaw, 02-910 Poland

> **Re: Stream Communications Network & Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed August 21, 2008**
> **File No. 0-30942**

Dear Mr. Mazurek:

We have reviewed your supplemental response letter dated April 1, 2009, as well as your filing and have the following comments. As noted in our comment letter dated December 23, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Fiscal Year Ended December 31, 2007

Critical Accounting Estimates, page 34
Valuation of Long-Lived Assets, page 34

1. We note your response to prior comment 2. Please refer to the second page of your auditor's report, set forth on page 57, which states that under PCAOB standards, it was required to add explanatory paragraphs when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Please ask your auditors if they determined whether there were impairment indicators, such as those described in paragraph 8 of SFAS 144, that required you to test your long-lived assets (specifically your property, plant and equipment) for impairment under U.S. GAAP as of your 2007 balance sheet date and whether they deemed the conditions and events as described in Note 1 as impairment indicators. If so, please:

- Perform an impairment test of your long-lived asset groups (including but not limited to intangible assets) in accordance with paragraphs 10-24 of SFAS 144 and tell us the results of your testing.
- Revise the consolidated statement of operations and comprehensive income as prepared under US GAAP in Note 23 to include a long-lived asset impairment charge, if applicable, and state your basis for recognition and measurement of the impairment charge.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Kyle Moffat, Accountant Branch Chief at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director